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June 20, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. That individual is no longer with Arthur Andersen LLP. We have read the first three paragraphs of Item 4 as they relate to Arthur Andersen LLP included in the Form 8-K dated June 19, 2002 of Urban Outfitters, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP



cc:  Mr. Stephen A. Feldman, Chief Financial Officer
     Urban Outfitters, Inc.